UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NIPPON DENKI KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

NEC Corporation

(Translation of Registrant’s Name into English)

Japan	000-12713	98-0103463
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan	108-8001
(Address of principal executive offices)	(Zip Code)

Toshihiko Hashimoto (Senior Manager, Legal Division)

Telephone number: +81-3-3454-1111

Facsimile number: +81-3-3798-6593

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

This specialized disclosure report on Form SD for the reporting period from January 1 to December 31, 2020 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The Rule applies to SEC registrants that manufacture or contract to manufacture products that contain CMs necessary to such products’ functionality or production. The following should be read in conjunction with the definitions contained in the SEC instructions to Form SD and related rules. As permitted under the SEC Division of Corporation Finance’s “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule,” issued on the April 7, 2017, this Form SD does not address Item 1.01(c) of Form SD.

NEC Corporation (together with its subsidiaries, “NEC”, “we” or “our”) is a provider of advanced ICT solutions for government entities, communications service providers and other business enterprises in Japan and overseas markets.

NEC has determined that CMs are necessary to the functionality or production of certain products manufactured or contracted to be manufactured by NEC and its subsidiaries (the “Applicable Products”).

NEC has conducted a reasonable country of origin inquiry (“RCOI”) with respect to the Applicable Products. For the RCOI, NEC requested that approximately 500 suppliers complete a survey based on the Conflict Minerals Reporting Template published by the Responsible Minerals Initiative (“CMRT”), although not all of the requested suppliers completed the survey. The suppliers that were contacted were those with which NEC Corporation and most of its subsidiaries conducted transactions through our primary procurement system (the “Procurement System”) and accounted for approximately 61% of NEC’s aggregate transaction amount with suppliers through the Procurement System during the 2020 calendar year, including certain entities in the supply chain for the Applicable Products.

NEC believes that the RCOI was reasonably designed and conducted in good faith to determine whether any of the CMs contained in the Applicable Products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or whether such CMs are from recycled or scrap sources. As a result of the RCOI, NEC received responses from approximately 80% of the suppliers that were contacted. Based on responses received from suppliers that completed the survey, (i) two suppliers were unable to confirm whether the CMs used in their products supplied to us originated in Covered Countries or whether such CMs were from recycled or scrap sources, and (ii) three suppliers (the “Applicable Suppliers”) stated that the CMs used in their products supplied to us may have originated in Covered Countries and that such CMs were not from recycled or scrap sources. Therefore, NEC has reason to believe that certain CMs contained in Applicable Products may have originated in Covered Countries and that such CMs were not from recycled or scrap sources. NEC maintains a conflict minerals policy that supports conflict-free sourcing (which may be found at the following url: https://jpn.nec.com/purchasing/data/2_sc_csr_guideline_4j.pdf ; Information contained on our website is not incorporated by reference into this Form SD). As part of the conflict minerals policy, NEC requests that its business partners establish a responsible mineral procurement policy, and one of the Applicable Suppliers has implemented initiatives to modify its sourcing by the end of 2021.

Conflict Minerals Disclosure

Published Results A copy of this Form SD may be found publicly on our website at: https://jpn.nec.com/purchasing/sustainable.html

Item 1.02	EXHIBIT

Not applicable.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEC Corporation
By:	/s/ Shinobu Obata
Name:	Shinobu Obata
Title:	Senior Vice President Chief Legal & Compliance Officer
Date: May 28, 2021